Filed by Microsoft Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Yahoo! Inc.

Commission File No.: 000-28018

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or for any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.

Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.

All information in this communication is as of May 1, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

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THE FOLLOWING ARE PORTIONS OF A TRANSCRIPT OF A MICROSOFT TOWN HALL MEETING WHICH TOOK PLACE ON MAY 1, 2008 CONTAINING STATEMENTS BY STEVE BALLMER.

STEVE BALLMER: Yeah, anybody live got a question, fine, I’m going to take the first question that was presubmitted. Forty percent of our questions basically are these two.

We’ve been reading a lot about the Microsoft-Yahoo! deal in the newspaper, and recently read a few articles about Yahoo! partnering with Google to avoid being overtaken by Microsoft. As an employee, we would like to understand what’s there in Yahoo! that is attracting Microsoft to buy it.

Two, related, what are our plans to quickly get onto number two position if the Yahoo! bid doesn’t work?

I’ll consider that open season to kind of talk about what we’re trying to get done with Yahoo! — not open season on Yahoo!, open season on what we’re trying to get done — (laughter) — with Yahoo!

There’s a few things people have to have in their minds, because it’s really important, and then I’ll give you a context as to the tactics and what’s going on in the newspaper.

We are absolutely 100 percent determined to build the most interesting position in the world in online advertising, media, and the kind of social connected search and media experiences that go along with that.

The future of the way people consume information, the way people socialize and connect is going to change a lot more in the next 10 years even than in the last 10. How you find information, how you consume it, how you share it and connect with your friends while you’re in the middle of that, how it gets paid for using advertising and other techniques, dramatic changes. We are absolutely committed to be the leading player in that endeavor.

We are not today the leading player. We are not irrelevant, but we are not the leading player. We’re committed to go do that.

I think we’ve got very talented, bright people with very good ideas, and yet there are some real, what should I say, structural things in the industry that make it hard to make rapid progress. Some of it has to be our innovation, some if it has to be our willingness to invest not only in innovation but in marketing, in image, in brand. Some of it is our willingness to invest in distribution.

Every Dell machine we buy at home that comes with the Google toolbar it’s not a good day in my family when that happens, but Google pays for that. And there are some things that give them some financial wherewithal and advantages in a lot of things.

So, we’re committed, but we’re always asking ourselves what does it take. The truth is it takes a lot of things.

We think for us to be there, to be important, not just in search but in this broader area of the future of commissions, media, and advertising in the consumer world it takes us being willing to what I’ll call do the basics very well.

We are going to have as big an index as we need to have in search, we’re going to provide the storage people need to have when they communicate, we have to be willing to do what I would call the basics or the openers very, very well.

That’s expensive. That is actually an expensive game. We’re entirely committed to it. Recession, no recession, it’s a long term thing, boom, let’s go after it, no question.

Number two, we need to innovate in what I would call quick waves. I love our news search. Google can go copy our news search if they want to. It’s not a permanent differentiator. But in a short term basis it makes us shine, people say, yeah, they’re really thinking, they’re driving, they’re pushing. It’s the kind of thing that can help us build presence in users and brand.

Then number three, we need to change the game. We need to change the basic experiences of how people communicate, how people consume information, how people find information, not just in search but in a lot of different areas.

Online reading is not as good as offline reading. You’ve been looking at the same 10 darn blue links with a couple of ads in search, ours and the other guys for years. There’s so much that’s going to happen we have to be part of the reinvention.

Then number four, number four, we do need to gain scale, because I said there are some things structurally that really benefit the guys who have the most scale.

So, we have a strategy and we have ideas in each one of those categories, things that we’re doing, strategies that we’re working on, that we’re excited about, and believe me, the world is rooting for us.

Just like when we’re strong the world roots for the number two guy; in this case the world hopes there’s a very strong person in the world, very strong company that’s not the number one guy, which is very good for us.

So, we have a strategy and we’re going to work the strategy, we’re going to work that strategy with Google (laughter) — I mean — with Yahoo! or without Yahoo! We certainly would prefer it working without the other guys — but with or without Yahoo!, we’re working that strategy.

Why buy Yahoo!? Yahoo! is a way to accelerate some of the other goals. It gets us scale of advertisers, it gets us search query scale more quickly. We’ve said very clearly that our goal would be to keep all the engineers in both places, it helps get us scale where in some of the areas of search and advertising where frankly we’ve got more things than we want to do than we can get to today. So, it helps with scale.

Yahoo! is not a strategy; it’s a part of a strategy. It helps with some of the elements of speed and scale and acceleration in the strategy that we’re on.

We’re willing to pay for that at some level, and beyond that level we’re not willing to pay for it. Okay, we’re not crazy. We’ve got all the shareholder interest, will you pay arbitrarily? I get even mail from friends of mine, “Oh, are you under immense pressure to go increase your price?” No. I know exactly what I think Yahoo! is worth to me, exactly. I won’t go a dime above, and I will go to what I think it’s worth if that gets the deal done.

We’ve had blah, blah, blah back and forth, newspaper stories. Then there was the magic Saturday night deadline. (Laughter.) I’d make jokes about missing deadlines; unfortunately, some of them hurt me too much.

No, we set a deadline of Saturday night, we wanted to make sure it was clear, because at some point there’s not any new news in the equation. Saturday night came and gone, and there were some interesting things that we wanted to be able to flesh out, discuss with our board, and we’re in the process then of going forward and taking the next action.

I report nothing, I’ve got nothing to say today. We have basically the two big options or three big options in front of us. There’s a friendly deal. That’s a deal where both companies say this is a good price, and then Yahoo! shareholders get to vote on it.

There’s an unfriendly deal. In an unfriendly deal we basically can’t reach an agreement with Yahoo!’s board, and so we directly tell our shareholders that we would like them to accept that deal, because ultimately it is the shareholders, not the management and the board, that owns the company. There’s a lot of downsides and some upsides associated with that.

Then the third path is simply to walk away. Given it’s just a part of a strategy, if neither of those look good, we walk away.

And we’re still working on strategy. We just don’t get some of the acceleration that I think makes sense.

Now, I think the offer we made makes sense, makes sense to us. I’ve got plenty of data from plenty of smart guys and plenty of my own independent look at it. It makes sense at the price that we proposed, and I think it’s a very good deal for Yahoo!’s shareholders. I think it’s one of those things where everybody could say, hey, this is a fair deal. It’s a huge premium to what Yahoo! was trading at. It’s one of the largest valuations of any company in the world. It’s large relative to Yahoo!’s earnings. It’s a heck of a deal.

It may or may not close. We ought to know something in not too distant order — know something. We ought to announce something in relatively short order. I don’t think people who work in our online group have anything to fear from this proposition. I think this is just another tactic that we are exploring, one that we cannot explore very privately, it’s one we have to explore fairly publicly, and then we’ll know where we are, and we continue to move.

In the meantime I continue to see the great work coming out of the online teams, which is fantastic. We continue to work hard selling the advertising inventory. I had a chance to meet with advertisers and media company executives in four different countries in Europe last year — last week rather. I’m impressed by the kind of relationships we have.

We are important to them. So is Google, but when you really get down to it, there’s really just a couple of us that are really substantive in Europe, Google and us, in the United States it would be Google, us, and Yahoo!, and then in various other countries it would tend to be one of us or two of us. There’s actually very few countries, other than the U.S., where all three companies have a deep footprint.

So, there’s nothing definitive to say today, but that’s kind of where we’re coming from. We have a great plan and strategy. But we’ve got a long way to go. Nobody should be confused. We are not number one, and number one is a lot bigger than we are. You know, we have been a distant number two in businesses before. It’s been a long time. There may not be many people in the room here or on the conference that remember when we were a distant number two in networking, or a distant number two, and it does take some patience, it does require breakthrough insights, you can’t just follow the other guy, but you can’t be afraid to follow the other guy, you’ve got to be willing to look outside the box. Yahoo! is way — $44 billion outside of our normal box, since that’s about what we offered. But that shows more about our commitment. And if the Yahoo! deal doesn’t happen, we know that there’s a different set of things that we’ll wind up investing in.

And our shareholders probably better understand our overall seriousness about online than they even did before we offered 44 billion bucks. It’s a little hard to be confused about how serious we are about this opportunity.

So, with that, I’m going to end my Yahoo! speech/answer, and open up for real questions.

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I’m going to take another one. I actually want to just take one more part of the Yahoo! question. There was something in there about what about Yahoo! and Google doing a deal.

I don’t know what Yahoo! and Google are doing. There have been rumors of potential Yahoo!-Google deals. There have been rumors of potential government review of Yahoo!-Google deals.

I mean, the fact of the matter is as a company that is a market leader in some markets, your ability to actually make deals with the number two guy, where they agree to not compete with you, that’s usually kind of tricky, I think, but I don’t know anything about the specifics of Yahoo! and Google.